EXHIBIT 12.2

DUKE REALTY CORPORATION
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands, except ratios)

Three Months
Ended March 31, 2007
Net income from continuing operations, less preferred dividends	$19,075
Minority interest in earnings of common unitholders	1,391
Interest expense (excludes amortization of deferred financing fees)	42,992
Earnings before debt service	$63,458

Interest expense (excludes amortization of deferred financing fees)	$42,992
Recurring principal amortization	2,662
Total debt service	$45,654
Ratio of earnings to debt service	1.39